SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 19, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 19, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 October 2012

ING to sell insurance units in Hong Kong, Macau, Thailand

•	Units sold in combined transaction to Pacific Century Group

•	ING to receive total cash consideration of USD 2.14 billion (EUR 1.64 billion)

•	Transaction expected to deliver net gain of approximately EUR 1 billion

•	Process to sell remaining Asian Insurance/Investment Management units on-going

ING announced today that it has reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group (PCG) for a combined consideration of USD 2.14 billion (EUR 1.64 billion) in cash.

The agreement is part of the previously announced intended divestment of ING’s Asian insurance and investment management activities. In this context, ING announced last week it reached an agreement to sell its Malaysian insurance activities for approximately EUR 1.3 billion. The process for the remaining businesses is on-going. Further announcements will be made if and when appropriate.

“We are pleased to have found in Pacific Century Group a good home for our customers, employees and agents with the ambition to continue to expand the businesses in these countries,” said Jan Hommen, CEO of ING Group. “This transaction underscores the steady progress we continue to make in our restructuring.”

The agreement values ING’s Hong Kong, Macau and Thai combined life insurance businesses at 24.3x estimated 2012 earnings and 1.9x estimated 2012 book value of EUR 865 million, both on an IFRS basis. Earnings until closing are to the benefit of PCG. At closing, ING expects the transaction to deliver a net gain of approximately EUR 1 billion.

ING is a top 10 life insurer in Hong Kong, Macau and Thailand. In Hong Kong and Macau, where ING offers general and life insurance products as well as pension and financial planning services, ING serves more than 270,000 customers through approximately 400 employees and 1,600 tied agents. In Thailand, where ING offers life insurance as well as pension products, ING serves more than 300,000 customers through about 480 employees and over 4,000 tied agents.

PCG is a private firm founded in 1993 by Richard Li. Over the years, PCG has built interests in financial services, real estate, satellite communications, media and telecommunication services in Asia. Richard Li is the Chairman of HKT, the largest telecom operator in Hong Kong, and the major shareholder of PineBridge Investments, a U.S.-based asset manager with USD 68 billion under management globally.

ING Investment Management’s funds management businesses in Hong Kong and Thailand are outside the scope of this transaction. The transaction announced today does not impact ING’s Asian banking activities.

The transaction is subject to regulatory approvals and is expected to close in the first quarter of 2013.

Press enquiries	Investor enquiries
Victorina de Boer	Investor Relations
+31 20 57 66373	+31 20 57 66369
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 19, 2012